Exhibit 99.2

Mobilicom Expands Global Footprint, Makes Strong Inroads in U.S. Market

FY22 Highlights

●	Listed on the Nasdaq in conjunction with $19 million raise through IPO

●	Expanded operations into the U.S., the world’s largest drone and robotics market

●	44 design wins to date with global customers across 16 countries including 8 Tier-1 drone manufacturers

●	Secured SkyHopper COMBO first order and in-field implementation from Israel Ministry of Defence

●	Launched in 2022, SkyHopper Micro selected for integration into Tier-1 drone manufacturer’s new platform for mass production

●	$19 million cash reserves

●	$620,000 confirmed order backlog for delivery in 1H CY23

February 28, 2023 – Mobilicom Limited (Mobilicom or the Company, Nasdaq: MOB, MOBBW, ASX: MOB) is pleased to release its preliminary (unaudited) full year-results for the 12 months ended 31 December 2022.

In FY22, the Company listed on the Nasdaq, raised $19.2 million through an IPO, and opened operations in the U.S.

In February 2023, Mobilicom announced a strategic partnership with Mistral Inc. a Bethesda, Maryland-based prime contractor for the U.S. Department of Defense and other U.S. federal agencies.

Mobilicom secured contracts from the Israel Ministry of Defence. Having become a proven trusted partner and technology provider, Mobilicom is positioned to provide end-to-end solutions to the U.S. defence industry and its allies.

Mobilicom CEO Oren Elkayam said, “Following our Nasdaq listing and opening operations in the U.S., we now have a very active financial and commercial footprint in the world’s largest drone and robotics market. We expect to accelerate market adoption through our direct commercial efforts, which will be augmented by our new U.S. strategic partner, Mistral, which aims to integrate our end-to-end solutions into U.S. defense industry and U.S. Department of Defense (DOD)-related requisitions.”

“2022 showed the paramount importance of cybersecurity for drones and other autonomous platforms. Several reports detailed how small-sized drones were compromised and taken down through cyber-attacks. This has fueled interest in Mobilicom’s ICE Cybersecurity product suite which provides 360° multi-layer protection against more than 10 different types of cyber-attacks. As we integrate ICE into our growing hardware platforms, we offer customers unmatched security, while also improving Mobilicom’s revenues and margins with this software cybersecurity solution. Furthermore, the Company joined as a contributing member to the U.S. cybersecurity working group AUVSI to set industry standards.”

“We are proud of our commercial achievements in FY22 and look ahead to FY23 with the expectation of commercial scale orders from more of our 44 design wins as well orders from new customers. Our cash runway is robust, and we are well positioned to continue to execute.”

Financial Highlights

Mobilicom’s total income (consisting of revenue and government grants) was $3.3 million, as compared to $4.4 million in FY21.

Revenue totaled $2.3 million, down 35% over pcp, as a result of supply chain challenges negatively affecting customers’ production capabilities, resulting in lower orders for Mobilicom. Furthermore, the supply chain challenges limited the Company’s ability to deliver on some existing orders. Government grants totaled $924,000, up 17% over pcp. The Company secured 12 new design wins over the year, bringing the total design wins to 44 across global customers.

In FY22, Mobilicom’s investment in sales and marketing, mainly in the U.S. and European drone and robotics markets, was up 46% over the prior year to $2.4 million ($1.7 million in 2021), in alignment with the Company’s strategy as presented in its Nasdaq listing prospectus.

The Company is well-funded to execute its growth strategy with $19 million in cash reserves following the completion of a A$19.2 (US$13.3) million IPO on the Nasdaq in Q3 2022. Mobilicom’s healthy balance sheet provides a long operational runway.

The Company had a confirmed order backlog of $620,000 million as of 31 December 2022 and expects to deliver these orders in the first half of 2023 while also securing new orders and growing its sales pipeline.

Operational Highlights

During FY22, Mobilicom secured and delivered repeat orders from its existing Tier-1 strategic customers, including the Israel Ministry of Defence, Teledyne Flir (S&P500), Israel Aerospace Industries, Elbit Systems and more.

During FY22 Mobilicom secured large Asia-based new Tier-1 drone manufacturer with initial order, consisting of three of Mobilicom’s product families, including Mobilicom’s MCU mesh networking, SkyHopper Datalinks, and mobile ground control station, increasing the number of Mobilcom’s Tier-1 customers to eight.

In Q3 2022 Mobilicom was awarded a $408,000 new research grant under the Space Florida innovation project for its Multi-Link (“MLU”) communications system. This grant marks Mobilicom’s increasing collaboration with Censys Technologies, the U.S.-based drone manufacturer.

Mobilicom, in collaboration with Tier-1 small-sized drone manufacturers, continued to expand its product offering in FY22, launching its SkyHopper Micro product designed to enable mass deployment of small-sized drone fleets. This new product was designed to cater to the growing demand for high-use applications including commercial inspections, disaster relief, and defence intelligence or loitering drones. SkyHopper Micro is equipped with ICE Cybersecurity software and delivers secure long range and Non-Line of Sight (N-LOS) communication. It is compliant with the National Defense Authorization Act (NDAA), a key requirement for U.S. government agencies.

Mobilicom also launched its 2nd generation SkyHopper Datalinks and MCU Mesh Networking products. that features Mobilicom’s ICE Cybersecurity software as a standard. There is also an option to upgrade to professional or premium level coverage.

Outlook

The Company’s design wins now total 44, and more of them are moving toward commercialisation, indicating significant order volumes are expected going forward.

In FY23, Mobilicom expects significant inroads in the U.S. market in defense, federal, state, and industrial applications, supported by the Company’s newly established strategic partnership with Mistral.

-ENDS-

Authorised for release by the Board of Mobilicom Limited.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. Mobilicom’s large solution portfolio has is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

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